FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of July 2005

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


1. As previously reported on Form 6-K filed on June 2, 2005, the Nasdaq Staff notified the Registrant that it did not comply with Nasdaq's minimum $10,000,000 stockholders' equity requirement for continued listing on The Nasdaq National Market set forth in Marketplace Rule 4450(a)(3). The Registrant has received an additional notice from Nasdaq, according to which, based on further review of the Registrant and materials submitted to the Nasdaq Staff, the Staff has determined to grant the Registrant an extension to regain compliance with the Rule, as the Staff believes that the Registrant has provided a definitive plan evidencing its ability to achieve and sustain compliance.

     According to the terms of the extension, the Registrant must complete the private placement offering pursuant to the agreement entered into on May 24, 2005, by August 11, 2005, and to issue a Form 6-K confirming that the offering has been completed. If BOS completes the private placement offering and files the Form 6-K by that date, BOS will be deemed to be in compliance with Nasdaq's stockholders' equity standard.

2. Attached hereto and incorporated by reference is the following Registrant's press release: Odem, a member of the BOS Group, signed in second quarter new contracts for 3.5 million dollars to supply electronic components to customers in the US Asia and Europe; Dated July 14, 2005.


Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            B.O.S. Better Online Solutions Ltd.
                                            (Registrant)


                                            By: /S/ Adiv Baruch
                                            -------------------
                                            Adiv Baruch
                                            President and CEO

Dated: July 14, 2005

[BOS LOGO]

                ODEM, A MEMBER OF THE BOS GROUP, SIGNED IN SECOND
             QUARTER NEW CONTRACTS FOR 3.5 MILLION DOLLARS TO SUPPLY
                              ELECTRONIC COMPONENTS
                     TO CUSTOMERS IN THE US ASIA AND EUROPE

TERADYON, ISRAEL - July 14, 2005 - B.O.S. Better Online Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOSC) announced that Odem Electronic Technologies 1992 Ltd., a member of the BOS Group, signed contracts for the supply of electronic components earmarked for the aviation and telecom /medical markets, to customers in the US Asia and Europe. The aggregate amount of orders over the past three months exceeds $3.5 million dollars, and will be supplied in the next quarter.

Avidan Zelichovski, the joint CEO of Odem said that these orders reflect a significant growth in Odem sales, compared to the same period last year and the backlog and growth exceed Odem's expectations. Odem is strengthening its position in important markets and building new ones such as in Europe. The Asian market is one of the biggest electronics market in the world including telecom/medical/industrial segments at which our line of components is aiming and the new orders reflect the increasing demand in Asia. Odem as a part of BOS group is following BOS' startegy to expand. Odem is a profitable company and increasing profitability is our main objective."

Avidan Zelichovski further commented that "Odem is also taking an important position in the uprising technology of RFID and our products and services in this field put our group in a good position to take on new projects with new pilot projects in the sports, transportation and logistics fields. The RFID technology will be Odem's growth engine."

[BOS LOGO]

BOS (www.boscorporate.com) is traded on the NASDAQ Stock Exchange in New York (NASDAQ:BOSC) and on the Tel-Aviv Stock Exchange (TASE: BOSC) and was established in 1990. Through its subsidiary BOScom it develops and markets three types of products under the BOSaNOVA brand.

     o A communications products line provides innovative VoIP solutions to companies and organizations.

     o A connectivity products lines connectivity solutions for IBM computers, from intermediate computers to personal computers and LAN networks.

     o Software utilities products line provides solutions for the design, distribution and management documents for a range of operating systems, including MAINFRAME and UNIX.

In addition BOS supplies cellular adapters based on products of Quasar Communication Systems Ltd., whose assets were acquired by BOS, and design components and services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd. in which a controlling stake was also recently acquired.

For further information, please contact:
Ms. Sharon Ben- Chorin
Gelbart-Kahana Public Relations &Investors Relations
Tel. +972-3- 6074717
e-Mail: sharonb@gk-biz.com

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.